December 5, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds

Re:	Millennium Healthcare Inc.
Form 10
Filed July 25, 2013
File No. 000-55009

We are responding to comments contained in the Staff letter, dated August 20, 2013, with respect to the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 25, 2013, file number 000-55009 (“Registration Statement”).

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

Form 10

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status; and,
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have included the following section under Item I. Description of Business.

Emerging Growth Company Status

We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the "JOBS Act"). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory "say-on-pay" and "say-when-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock;
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
•	the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934 (the "Exchange Act") (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an emerging growth company may utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. However, we are choosing to "opt out" of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Item 1 Description of Business, page 3

2.	The disclosure in your Description of Business discussion is generic and does not appear to address your actual business in material respects. For example you refer to products and devices you distribute but you do not report any revenues from these activities and do not describe the material terms of your supply and distributorship agreements. Similarly, you refer to your provision of "a full suite of management, administration, support and consulting services to physicians ...." without describing the services offered, the material terms of existing arrangements, number of practices under contract, or how your services are designed to comply with applicable regulations, such as the corporate practice of medicine. Please substantially revise to discuss your business, and plans, in the detail required by Item 101 of Regulation S-K. To the extent appropriate, it may be possible to consolidate disclosure from your Management's Discussion and Analysis into your Description of Business.

Response:

We have revised the disclosure under Description of Business to address our actual business in material respects.

3.	Please clarify the disclosure under Medical Device Distribution to indicate whether you are or will maintain an inventory of products for resale.

Response:

We have clarified the disclosure under Medical Device Distribution to indicate that we will maintain an inventory of products for resale.

4.	On page six you disclose that you are a "Business Associate" under certain state and federal laws. Please clarify the activities performed that result in your being a business associate.

Response:

We have included the clarification below under Government Regulations.

The Company may be engaged by a healthcare practice or facility that is considered a Covered Entity under the terms of Health Insurance Portability and Accountability Act (“HIPAA”). In providing and performing administration and support services for such Covered Entities (i.e. physician practices and laboratories), such as medical coding and medical billing, medical chart review, healthcare facility call and message management, healthcare emergency dispatch and physician practice administration, the company may come in contact with a Covered Entity’s confidential patient medical information. Under such an engagement, the Covered Entity may make available and/or transfer to the Company certain Protected Health Information, as that term is defined and certain Electronic Protected Health Information ("EPHI") as that term is defined, in connection with goods or services that are being provided by the Company to the Covered Entity, that is confidential and subject to protection under HIPAA, HIPAA regulations and the HITECH Act. As such, the Company would be considered a Business Associate of the Covered Entity and further be subject to state and federal laws and implementing regulations relating to the privacy and security of the medical information of the patients the Company’s client physician practices and facilities treat.

5.	Please name your supplier. See Item 101(h) of Regulation S-K.

Response:

We have revised the disclosure under Suppliers to name our suppliers.

6.	You indicate that you have three full-time employees on page nine. On page 26, you indicate you have five executive officers. Please add disclosure to explain and reconcile. If any of your executive officers serve less than full-time, please disclose the time they spend on company business.

Response:

The indication that the Company has three full-time employees is an inadvertent error. We have revised the disclosure to indicate that we have five full-time employees.

7.	Please generally describe the nature of your full-time employees.

Response:

We have included a description of the nature of our full-time employees.

Risks Related to our Business, page 9

8.	Please revise your first risk factor, "The Company's auditor has expressed substantial doubt about our ability to continue as a going concern" to address in quantitative terms your working capital deficit and history of losses to date, or add additional risk factors to address these matters. In addition, please clarify, if true, that your losses to date are not solely a result of "significant losses due to certain debt instruments," but the accounting for these instruments exacerbated existing operating losses.

Response:

We have revised the first risk factor to address in quantitative terms our working capital deficit and history of losses to date.

9.	Please add a risk factor addressing your known funding requirements, the absence of available funding, if correct, and the risk if you are unable to obtain funding.

Response:

We have included a risk factor in Amendment No. 1 to the Registration Statement to address our known funding requirements, the absence of available funding, and the risk if we are unable to obtain funding.

10.	Please include a risk factor addressing the potential dilution associated with your outstanding warrants and other convertible securities.

Response:

We have included a risk factor in Amendment No. 1 to the Registration Statement to address the potential dilution associated with our convertible securities.

11.	Please add a risk factor disclosing your substantial reliance on third party providers, if appropriate. For example, we note that "the Company's order fulfillment is handled by a contracted provider."

Response:

We have included a risk factor in Amendment No. 1 to the Registration Statement to disclose our substantial reliance on third party providers.

Item 2 Financial Information, page 13

12.	The Company Overview on page 13 indicates that you distribute "revolutionary" medical devices and equipment, also provide physician practice administration, and, in addition provide support and services (emphasis added). Based on your operations to date, it appears that vascular physician practice administration constitutes the majority of your revenues and operations and that you have not distributed any products. Please revise to emphasize your current operations and fully explain in your Business section the products you intend to distribute as "revolutionary."

Response:

The Comment is noted and we have revised the disclosure under Company Overview.

Critical Accounting Policies and Estimates, page 1

13.	We note the disclosure on page 15 under Convertible Instruments that the "discount to the face value of the debt instrument is amortized through periodic charges ..." To the extent material, please clarify the practical impact on this both here and in your Liquidity and Capital Resources discussion. It is unclear, for example, whether the notes and other debts presented on the balance sheet reflect your actual cash repayment obligations.

Response:

We have revised the disclosures by adding the following sentence to the respective disclosures.

This will result in notes payable being presented as a current liability for the current portion of notes payable net of discounts and original issue discounts and a non-current liability for notes payable net of discounts, original issue discounts and current portion.

Results of Operations, page 17

14.	Presently your Management's Discussion and Analysis and financial statements reflect that you do not have any cost of revenues associated with your operations. However, footnote two to your financial statements includes more than nominal cost of revenues associated with your operations for the same periods. Please reconcile and, if necessary, revise MD&A to reflect material changes in Cost of Revenues and Gross Profit for each period presented.

Response:

Noted and we have reflected this in the footnotes going forward for the unaudited financial statements and related notes reflecting the fact that there is no cost of revenues associated with these periods. The statements of operations and the Management’s Discussion and Analysis portions of the Form 10 are correct.

15.	Please revise to disclose the total number of physician practice management sites and sizes under agreement for each period presented.

Response:

The paragraph in the Registration Statement is replaced with the following:

For the nine months ended September 30, 2013, the Company had total revenue and gross profit of $1,483,106, consisting of $1,367,824 in service revenue from physician practice administration and support for three facility locations, two in New York and one in New Jersey and $115,282 in service revenue from medical coding and billing and call answering and emergency dispatch services performed. For the nine months ended September 30, 2012, the Company had total revenue of $1,158,511. Revenue and gross profit increased $324,595 or approximately 28% year over year due to the addition of one facility in New Jersey and one facility in New York for physician practice management.

Liquidity and Capital Resources, page 23

16.	Please address significant changes in your Statement of Cash Flows for the 12 months ended December 31, 2012 in addition to the interim presentation currently provided.

Response:

We have included the significant changes in our Statement of Cash Flows for the 12 months ended December 31, 2012 in the Liquidity and Capital Resources section.

17.	Your financial statements as of March 31, 2013 reflect $1.5 million in accounts receivable, an increase of $330,617 since year-end on revenues of $487,833 for the three month period. Please address the increases in accounts receivable balances period to period. Also, in an appropriate location, please address your credit policies, collection and write-off history, and any material concentrations of credit risk.

Response:

The increase in accounts receivable for March 31, 2013 is the result of services provided at the New Brunswick location which were in full operation during this three month period. The changes in accounts receivable for September 30, 2013 is a result of services provided at the New Brunswick location which was in full operation during this nine month period and services provided at the New York City location which was in full operation for approximately four months during this nine month period and have been addressed in Amendment No. 1 to the Registration Statement.

In addition, going forward we have included the following disclosure in our accounting polices footnote regarding our credit policies, collections and write-off history and credit risk:

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Credit is extended based on the customer’s financial condition, and generally collateral is not required. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense and credit to accounts receivable. Management has determined that as of September 30, 2013, no allowance for doubtful accounts is necessary.

18.	Please disclose your plans to repay current liabilities.

Response:

We have disclosed our plans to repay current liabilities in Amendment No. 1 to the Registration Statement.

19.	Please clarify whether you have any available sources of funding at present. If you do, please disclose the principal terms.

Response:

The Company currently does not have any available sources of funding. Although not specifically determined at this time, the Company intends to continue to investigate and pursue options and methods of raising capital to meet its financing needs and financial goals, however can give no assurance as to our ability to raise and secure such funding. We have disclosed as such in Amendment No. 1 to the Registration Statement.

20.	Please address the material terms of your outstanding notes, including the cash balance owed, interest rates, due dates, and any provisions that would accelerate your re-payment obligation.

Response:

We have included the following disclosure in the capital and liquidity section.

As of the date of this Registration Statement, we have the following notes outstanding. As of September 30, 2013, the aggregate amount owed on the notes is $2,517,607.

Note Amount as of 9/30/13 ($)	Term	Maturity Date Acceleration	Conversion Rights	Security	Other	Interest Rate

4,000	Due on demand	None	None	None		18%
46,000	Due on demand	None	None	None		18%
15,000	Due on demand	None	None	None		18%
200,407	12/15/2013	None	Voluntary conversion at 15% Discount to market price	First Position on all Assets		12%
110,000	Due on demand	None	None	None		5%
20,000	Due on demand	None	None	None		5%
630,000	9/30/2014	Any new financing	Upon default, conversion at the lower of 50% of 20 day average bid price prior to default or lowest effective conversion price applicable to any security issued.	None	t	Original Issue Discount $130,000
62,000	9/30/2014	Equity or convertible notes qualified offering $1 million	Upon default, conversion at the lower of 50% of 20 day average bid price prior to default or lowest effective conversion price applicable to any security issued.	None		Original Issue Discount $12,000

62,500	2/25/2014	None	None	None		Original Issue Discount $12,500
62,500	2/29/14	Equity or convertible notes qualified offering $1 million	Voluntary conversion at 10% Discount of any qualified offering at $1 million	None	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $12,500
20,000	3/11/2014	Equity or convertible notes qualified offering	Voluntary conversion at 10% Discount of any qualified offering at $1 million	None	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	None
630,000	9/30/2014	Qualified offering equity or debt	Upon default, conversion at the lower of 50% of 20 day average bid price prior to default or lowest effective conversion price applicable to any security issued.	2nd Position		Original Issue Discount $130,000
100,000	4/15/2014	None	None	None		18%
25,000	Due on demand	None	None	None		5%
25,000	Due on demand	None	None	None		5%

20,000	Due on demand	None	None	None		5%
15,000	Due on demand	None	None	None		5%
18,900	6/21/2014	Equity or convertible notes qualified offering $1.5 million	Voluntary conversion at 10% Discount of any qualified offering at $1.5 million	Security Agreement	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $3,900
6,300	6/21/2014	Equity or convertible notes qualified offering $1.5 million	Voluntary conversion at 10% Discount of any qualified offering at $1.5 million	Security Agreement	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $1,300
12,600	6/21/2014	Equity or convertible notes qualified offering $1.5 million	Voluntary conversion at 10% Discount of any qualified offering at $1.5 million	Security Agreement	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $2,600
157,500	6/21/2014	Equity or convertible notes qualified offering $1.5 million	Voluntary conversion at 10% Discount of any qualified offering at $1.5 million	None	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $32,500
18,000	Due on demand	None	None	None		5%

31,500	7/18/2014	Equity or convertible notes qualified offering $1.5 million	Voluntary conversion at 10% Discount of any qualified offering at $1.5 million	None	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $6,500
63,000	7/27/2014	None	None	None		Original Issue Discount $13,000
50,400	7/27/2014	Equity or convertible notes qualified offering $1.5 million	Voluntary conversion at 10% Discount of any qualified offering at $1.5 million	None	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $10,400
31,500	7/28/2014	Equity or convertible notes qualified offering $1.5 million	Voluntary conversion at 10% Discount of any qualified offering at $1.5 million	None	Upon default, convertible into common stock at 50% discount to the 30 day average closing price.	Original Issue Discount $6,500
4,500	Due on demand	None	None	None		5%
30,000	Due on demand	None	None	None		5%
25,000	Due on demand	None	None	None		5%
21,000	Due on demand	None	None	None		5%

Description of Property, page 25

21.	Please expand to disclose the two properties listed at the top of page 15 or explain why disclosure is not required.

Response:

The two properties listed at the top of page 15 are disclosed as leases that have been secured on behalf of physician practice facility locations in New Brunswick, NJ and New York, NY and have expanded disclosures under Description of Property on page 25.

Item 6 Executive Compensation, page 29

22.	Please revise footnote one to your Summary Compensation table to specifically reference where investors may find a discussion of the assumptions used to calculate the grant date fair value of your stock awards.

Response:

We have added a reference in footnote one to our Summary Compensation table to refer readers to the consolidated financial statements which present the criteria established that were used to value all stock awards provided to management.

Item 8 Legal Proceedings, page 30

23.	Please remove the knowledge qualifier.

Response:

The knowledge qualifier has been removed.

Item 10 Recent Sales of Unregistered Securities, page 31

24.	In reviewing your existing disclosure we note you generally do not name the purchasers or identify the class of purchasers to whom the securities were sold, do not disclose the value of the consideration received, and do not discuss the facts relied upon in support of your claimed exemption. Please substantially revise your disclosure to address the requirements of Item 701 of Regulation S-K for each transaction listed.

Response:

We have revised our disclosure under Item 1 to identify the class of purchasers to whom the securities were sold, the value of the consideration received, and the facts relied upon in support of our claimed exemption.

Item 11 Description of Registrant's Securities to be Registered, page 36

25.	Please revise to briefly address the total number of shares issuable upon conversion of your outstanding convertible securities, broken down by exercise price.

Response:

We have revised the disclosure to include a brief discussion of the total number of shares issuable upon conversion.

Consolidated Statements of Operations, pages F-3 and F-46

26.	We note that your cost of revenues is zero in each period presented, which appears to be inconsistent with your segment information disclosed on pages F-16 and F-59. Please revise your disclosures throughout the filing for consistency. After you have made any necessary revisions, please disclose in a footnote the types of amounts included in cost of revenues related to the revenues you have generated in your Coding and Vascular segments. Please also note that you may not present gross profit, if it does not include an appropriate allocation of depreciation and amortization. Refer to SAB Topic 11:B.

Response:

As discussed in the response to comment #14, we have amended the footnote disclosure going forward in the unaudited financial statements presented in Amendment #1 on Form 10. Cost of revenues will be presented in future periods upon our device division commencement of operations. At that time, we will provide all required disclosure including whether an allocation has been made for depreciation and amortization in accordance with SAB Topic 11B.

Note 2 - Summary of Significant Accounting Policies

Segment Information, pages F-15 and F-58

27.	Please disclose in your segment footnote the types of amounts included in Corporate and not allocated to your segments.

Response:

We have added disclosure in our segment reporting footnote regarding what types of information is included in the “corporate” column.

Generally, any item not directly related to one of our other segments would generally be included in that column. This includes corporate overhead costs such as consulting fees, legal fees, and other professional fees including all common stock issued for services; and interest expenses, including all fair value measurements of warrants and fair value adjustments related to our derivative liability that have been charged to interest. We determined it would be more appropriate including a corporate column rather than develop an allocation to our other divisions as we have not determined allocation percentages.

Note 5 - Acquisitions, pages F-20 and F-64

28.	We note that you issued shares of common stock to acquire Millennium Healthcare Solutions Inc. and Premier Technology Resources LLC in 2011. Please tell us how you determined the thin values of your common shares issued for the business acquisitions.

Response:

We determined the values of the acquisitions made for both Millennium Healthcare Solutions, Inc. as well as Premier Healthcare Resources LLC based on the value of the common stock issued by the registrant (then known as Zen Holding for the Millennium Healthcare Solutions Inc. acquisition, prior to the name change). Despite the limited volume and volatility in the company’s stock, the value of the common stock still provided us with the best determination in recognizing the acquisition in accordance with US GAAP principles. We acquired the net assets and recognized goodwill for the difference between the purchase price and the net assets acquired.

We do not believe any adjustment is required in the Amendment #1 of Form 10 based on this comment.

Note 12 - Commitments, pages F-38 and F-77

29.	We note that you entered into facility lease agreements in 2011 and 2012. Please revise your disclosure to provide the information required by FASB ASC 840-20-50-2.

Response:

Most facility leases are short-term in nature and we do not deem it necessary to amend at this time however we will immediately revise and add disclosure in our commitment footnote going forward.

Exhibits

30.	Several of your exhibits, such as exhibits 3.1 to 3.11, 3.13, 10.1 to 10.14, 10.25, 10.26, and 10.28 to 10.32 are filed in an improper electronic format. Please revise to file all exhibits in an appropriate electronic format. Refer to Rule 1 02(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response:

We have refiled the exhibits in proper electronic format.

Millennium Healthcare Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dominick Sartorio

cc:	Via Facsimile (212) 930-9725

Andrea Cataneo, Esq.